Exhibit 12.1
Hanover Compressor Company
Computation of Ratio of Earnings to Fixed Charges
(Amounts in thousands of dollars, except ratio amounts)

	Year Ended December 31,
	2006	2005 (1)	2004 (2)	2003 (3)	2002 (4)

Earnings:
Income (loss) from continuing operations before taxes	114,504	(9,434)	(29,324)	(113,859)	(97,325)

Add:
Interest on indebtedness, amortization of	124,274	147,796	158,241	95,341	46,639
capitalized interest and amortization of debt expense and discount
Leasing expense and the estimated interest factor attributable to rents	4,075	3,234	3,450	49,818	95,362
Equity in income of non-consolidated affiliates in excess of distributions of income	(1,831)	(2,783)	(10,112)	(4,563)	(1,966)

Earnings as adjusted	241,022	138,813	122,255	26,737	42,710

Fixed charges:
Interest on indebtedness, amortization of capitalized debt expense and discount and capitalized interest	125,339	147,344	157,502	95,850	48,763
Leasing expense and the estimated interest factor attributable to rents	4,075	3,234	3,450	49,818	95,362

Total fixed charges	129,414	150,578	160,952	145,668	144,125

Ratio of earnings to fixed charges	1.86	—	—	—	—

(1)	Due to Hanover’s loss for the year ended December 31, 2005, the ratio was less than 1:1. Hanover would have had to generate additional pre-tax earnings of $11.8 million to achieve coverage of 1:1. During the year, we recorded $9.8 million in pre-tax charges. For a description of these pre-tax charges, see Note 22 in the notes to the consolidated financial statements included in Hanover’s Annual Report on Form 10-K for the year ended December 31, 2005.

(2)	Due to Hanover’s loss for the year ended December 31, 2004, the ratio was less than 1:1. Hanover would have had to generate additional pre-tax earnings of $38.7 million to achieve coverage of 1:1. During the year, we recorded $0.4 million in pre-tax benefit. For a description of this pre-tax benefit, see Note 22 in the notes to the consolidated financial statements included in Hanover’s Annual Report on Form 10-K for the year ended December 31, 2005.

(3)	Due to Hanover’s loss for the year ended December 31, 2003, the ratio was less than 1:1. Hanover would have had to generate additional pre-tax earnings of $118.9 million to achieve coverage of 1:1. During the year, we recorded $250.6 million in pre-tax charges. For a description of these pre-tax charges, see Note 22 in the notes to the consolidated financial statements included in Hanover’s Annual Report on Form 10-K for the year ended December 31, 2005.

(4)	Due to Hanover’s loss for the year ended December 31, 2002, the ratio was less than 1:1. Hanover would have had to generate additional pre-tax earnings of $101.4 million to achieve coverage of 1:1. During the year, we recorded $182.7 million in pre-tax charges. For a description of these pre-tax charges, see Note 22 in the notes to the consolidated financial statements included in Hanover’s Annual Report on Form 10-K for the year ended December 31, 2004.